RECEIVED

2007 FEB -6 P 12:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

07021168

February 1, 2007

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Real Estate Purchase from Affiliate) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

PROCESSED
FEB 2 1 2007
THOMSON
FINANCIAL

dw 2/20

SAMSUNG ELECTRONICS

Resolution to hold 38th Annual General Meeting

1. **Date: February 28, 2007 (9:00 AM)**

2. **Place: Hoam Art Hall JoongAng Daily Blg. 7 Soonhwa-dong, Jung-gu, Seoul, Korea**

3. **38th AGM Agenda**
   - Matters to be reported:
     - Audit report,
     - Business report

   - Items of the agenda
     - Agenda item # 1: Approval of Balance Sheet, Profit and Loss Statement and Statement of Appropriation of Retained Earnings for the 38th Fiscal Year (January 1, 2006 ~ December 31, 2006)
     - Agenda item #2: Appointment of Directors
       - 2-1: Appointment of Independent Non-Executive Directors (Mr. Kap Hyun Lee, Mr. Goran S. Malm)
       - 2-2: Appointment of Executive Directors (Mr. Hak Soo Lee)
       - 2-3: Appointment of Members of Audit Committee (Mr. Kap Hyun Lee)
     - Agenda item # 3: Approval of the Limit on the remuneration for Directors

4. **The BOD of Samsung Electronics authorized the resolution to hold 38th Annual General Meeting on February 1, 2007**

- Please refer to the Samsung IR website (www.samsung.com/ir) for related materials.

SAMSUNG ELECTRONICS

February 1, 2007

Securities Purchase from Affiliate

On February 1, 2007, the BOD of Samsung Electronics authorized the purchase of securities from its affiliate, Bluetek.

- Seller: Bluetek
- Relationship to Samsung Electronics: Affiliate
- Contract amount: KRW 58.7 billion
- Contract date: February 5, 2007
- BOD decision date: February 1, 2007
- Purpose: To boost synergy effects in digital audio business
- Transaction property: 47.2% of SEHZ (Samsung Electronics Huizhou Co., Ltd.) shares

END